SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: February 6, 2012

PRESS RELEASE	For Immediate Release

OTI Introduces EasyPark™ Electronic Parking Management

System to the U.S. Market Starting at the University of California Davis

Iselin, NJ, February 6, 2012 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) announced today that the University of California Davis (UC Davis) Transportation & Parking Services office has selected OTI’s EasyPark™ electronic parking management and payment system for implementation on the UC-Davis campus. UC Davis has a student enrollment of approximately 36,000 (2010) and a parking inventory of over 16,000 spaces.

The UC Davis deployment marks EasyPark’s initial entry into the U.S. market and builds upon global deployments across 110 municipalities around the world, including in Israel, France, Italy and Bermuda, and total device sales of over 1.1 million units. Initial EasyPark device deliveries for the UC Davis program are expected during Q1 2012. EasyPark revenues consist of device sales as well as service fees.

EasyPark is an easy-to-use, electronic in-car solution that enables universities and municipalities to increase their parking revenues, reduce their parking management overhead and maintenance and substantially improve driver convenience, all without the requirement of costly infrastructure. EasyPark’s flexible platform supports a variety of parking payment models including time-based metering or the issuance of day, week, month or semester-long electronic permits. The time-based metering model will be utilized by UC Davis. EasyPark simplifies the user enrollment process, provides an easy management tool for the control and renewal of permits, saves money and provides better service. With EasyPark, UC Davis can assign individual devices to students, faculty and staff for on-campus parking in designated areas. The devices can also be programmed to support multiple parking zones, tariffs and special event parking for football games and other activities.

OTI's Chairman and CEO, Oded Bashan, commented, “We are excited and proud to welcome UC Davis as our first EasyPark implementation in the United States. We appreciate their leadership in deploying this highly effective and efficient solution and are confident that drivers on the campus will benefit greatly from this implementation.

“We hope that UC Davis will serve as the model for additional EasyPark implementations at universities and municipalities in California and across the U.S. Similarly, given our renewed sales and marketing focus on the U.S., we look to drive expanded penetration of other OTI platforms such as Contactless Payment and Near Field Communications (NFC), MediSmart™ and EasyFuel™, to deliver secure, turnkey solutions based on unique, high-end patented contactless technology.”

What is EasyPark?
EasyPark™ is a unique patented electronic parking management solution that delivers a quick, convenient and secure service for drivers.  For operators, the system increases revenue, reduces operating costs, paper and cash handling expense with little infrastructure or maintenance costs compared to most alternative solutions. EasyPark utilizes a small in-car electronic device placed in the window where it can be verified visually or using a contactless reader. The device tracks parking usage and processes payments, providing a user-friendly experience that eliminates the need for cash and time required for traditional parking meters or pay-and-display machines. EasyPark can be programmed to support multiple parking zones and special event parking rates (e.g. college football games), as well as designated parking zones for students, faculty and staff.

Case Study
Since its launch in Israel in 2000, the EasyPark deployment has grown to more than 750,000 end users in over 40 municipalities. EasyPark's operation in Israel generates annual device sales and service fees totaling approximately $2.5 million as of year-end 2010.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

About PARX
PARX Ltd. is a subsidiary of OTI, responsible for marketing, operating and distributing advanced parking solutions, including the EasyPark™ product, in international markets. The Company is currently serving over 110 municipalities around the world.

For more information on Parx, visit www.parxglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from the introduction of our parking solutions in UC Davis. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:

Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
On Track Innovations Ltd. (OTI)	OTI America, Inc.
732 429 1900 ext. 111	732 429 1900 ext. 104
galit@otiglobal.com	jaym@otiglobal.com